Exhibit 17

Issuers of Guaranteed Securities

Each of the following securities issued by TSMC Arizona Corporation, a wholly-owned subsidiary of Taiwan Semiconductor Manufacturing Company Limited, is unconditionally and irrevocably guaranteed by Taiwan Semiconductor Manufacturing Company Limited:

1.750% Notes due 2026

2.500% Notes due 2031

3.125% Notes due 2041

3.250% Notes due 2051